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INDEPENDENT AUDITORS’ REPORT

Board of Governors
ProGold Limited Liability Company
Moorhead, Minnesota

We have audited the accompanying financial statements of ProGold Limited Liability Company, which comprise the balance sheets as of August 31, 2021 and 2020, and the related statements of operations, cash flows, and changes in members’ equity for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProGold Limited Liability Company as of August 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP
Stevens Point, Wisconsin
September 29, 2021

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PROGOLD LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020

ProGold Limited Liability Company
Balance Sheets
August 31
(In Thousands)

Assets
	2021	2020
Current Assets:
Cash and Cash Equivalents	$2,129	$1,999
Prepaid Expenses	72	43
Total Current Assets	2,201	2,042

Property and Equipment Held for Lease:
Land and Land Improvements	9,268	9,128
Buildings and Equipment	258,294	257,470
Construction in Progress	5,758	2,123
Less Accumulated Depreciation	(231,324)	(228,685)
Net Property and Equipment Held for Lease	41,996	40,036

Total Assets	$44,197	$42,078

Liabilities and Members' Equity

Liabilities:
Current Liabilities:
Other Accrued Liabilities	$3,845	$1,654
Deferred Revenues	333	222
Total Current Liabilities	4,178	1,876

Long Term Liabilites:
Other Long Term Liabilites	-	1,883
Deferred Revenues	1,944	2,223
Total Long Term Liabilities	1,944	4,106

TotalLiabilities	6,122	5,982

Members' Equity:
Investments	38,075	36,096
Retained Earnings	-	-
Total Members' Equity	38,075	36,096

Total Liabilities and Members' Equity	$44,197	$42,078

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company
Statements of Operations
For the Years Ended August 31
(In Thousands)

	2021	2020

Rental Revenue on Operating Lease	$19,414	$16,461

Expenses:
Depreciation	2,640	2,621
Maintenance	1,150	785
General and Administrative	280	117
Loss on Disposition of Property and Equipment Held for Lease	-	67
Total Expenses	4,070	3,590

Net Income	$15,344	$12,871

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company
Statements of Cash Flows
For the Years Ended August 31
(In Thousands)

	2021	2020
Cash Provided By (Used In) Operating Activities:
Net Income	$15,344	$12,871
Add (Deduct) Non-Cash Items:
Depreciation	2,640	2,621
Loss on Disposition of Property and Equipment Held for Lease	-	67
Changes in Assets and Liabilities:
Accounts Receivable	-	1
Prepaid Expenses	(29)	12
Other Accrued Liabilities	81	11
Deferred Revenues	(168)	501
Net Cash Provided By Operating Activities	17,868	16,084

Cash Provided By (Used In) Investing Activities:
Expenditures for Property and Equipment Held For Lease	(4,373)	(399)
Net Cash (Used In) Investing Activities	(4,373)	(399)

Cash Provided By (Used In) Financing Activities:
Distributions to Members	(13,365)	(13,857)
Net Cash (Used In) Financing Activities	(13,365)	(13,857)

Increase (Decrease) inCash and Cash Equivalents	130	1,828

Cash and Cash Equivalents, Beginning of Year	1,999	171

Cash and Cash Equivalents, End of Year	$2,129	$1,999

Non-Cash Investing Activities: Expenditures for Property and Equipment Held for Lease include changes in Other Accrued Liabilities of $2,110 and changes in Other Long Term Liabilities of ($1,883) related to these purchases for the year ended August 31, 2021. Expenditures for Property and Equipment Held for Lease include changes in Other Accrued Liabilities of $1,189 and changes in Other Long TermLiabilities of $1,883 related to these purchases for the year ended August 31, 2020.

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company
Statements of Changes in Members' Equity
Forthe Years Ended August 31
(In Thousands)

	American
	Crystal	Golden		Total
	Sugar	Growers	Retained	Members'
	Company	Cooperative	Earnings	Equity

Balance, August 31, 2019	$18,912	$18,170	$-	$37,082

Net Income	-	-	12,871	12,871
Distributions to Members	(503)	(483)	(12,871)	(13,857)

Balance, August 31, 2020	18,409	17,687	-	36,096

Net Income	-	-	15,344	15,344
Distributions to Members	1,009	970	(15,344)	(13,365)

Balance, August 31, 2021	$19,418	$18,657	$-	$38,075

The Accompanying Notes are an Integral Part of These Financial Statements.

ProGold Limited Liability Company

Notes to the Financial Statements

(1) NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

ProGold Limited Liability Company (ProGold) is organized as a Minnesota limited liability company. ProGold is owned by American Crystal Sugar Company (51%) and Golden Growers Cooperative (49%). Transfer of ownership in ProGold to another party not already a member is allowed only with the consent of the other Members and the plant’s lessee, Cargill, Incorporated. ProGold has been organized with a life of 50 years and its legal existence will terminate on July 13, 2044, absent a business continuation agreement.

Operating Lease

ProGold leases a corn wet milling facility to Cargill, Incorporated under an operating lease which runs through December 31, 2022 with an automatic one year extension if certain conditions are not met. Payments are to be received monthly under the lease. The operating lease revenue is recognized as earned ratably over the term of the lease and to the extent that amounts received exceed amounts earned, deferred revenue is recorded. The Company generates lease revenue which is recognized under ACS Topic 840, Leases, which falls outside the scope of ACS topic 606. Expenses (including depreciation and interest) are charged against such revenue as incurred. The lease contains provisions for increased payments to be received during the lease period related to the plant’s capital additions and also requires ProGold to pay at least $750,000 annually, on a calendar year basis, to fund infrastructure maintenance.

Included in the lease agreement, there is an option agreement allowing Cargill to purchase a 50% interest in ProGold from American Crystal Sugar Company. If this option is exercised, American Crystal Sugar Company also agrees to sell the remaining 1% interest to Golden Growers Cooperative, resulting in a 50/50 venture between Cargill and Golden Growers Cooperative.

Cash and Cash Equivalents

ProGold considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents. ProGold places its temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the applicable insurance limit.

Property and Equipment Held for Lease

Property and equipment held for lease are stated at cost. Depreciation on assets placed in service is provided using the straight-line method over the estimated useful lives of the individual assets, ranging from 5 to 40 years.

Impairment of Long Lived Assets

ProGold reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. There were no impairment losses incurred for the years ended August 31, 2021 or 2020.

Related Parties

American Crystal Sugar Company and Golden Growers Cooperative are considered related parties for financial reporting purposes.

Income Taxes

ProGold is treated in a manner similar to a partnership for federal and state income tax purposes, based upon its current organization. Accordingly, the financial statements do not include any provision for income taxes.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued an update to the authoritative guidance to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance provided by this update becomes effective for ProGold in fiscal 2023. The effect on the Company’s financial statements has not been evaluated as of the issuance date.

(2) LEASE WITH CARGILL, INCORPORATED:

Future minimum payments to be received under the lease are as follows:

Fiscal Year ending August 31 (In Thousands)
2022	$15,500
2023	14,500
2024	4,667
Total	$34,667

(3) CAPITAL EXPENDITURES AGREEMENT WITH CARGILL, INCORPORATED

ProGold entered into Capital Expenditures Agreement with Cargill, Incorporated in which ProGold agreed to reimburse Cargill, Incorporated for costs incurred relating to specific capital projects. The agreements also provide that ProGold will receive monthly incremental lease payments from Cargill, Incorporated upon completion of the project equal to an amount necessary for the reimbursement amount together with interest to be fully amortized over a specified period of time. The incremental lease payments for these agreements are shown in the table below and will continue during the term of the lease shown in Note 2, including any extension(s) of the lease term if applicable, but not to exceed the period of time specified in each Capital Expenditure Agreement. These incremental lease payments are not included in the amounts in Note 2.

Future incremental lease payments to be received under the Capital Expenditure Agreements are as follows:

		Fiscal Year Ending August 31 (In Thousands)

Project	Project Cost	2022	2023	2024
Cooling Tower Project	$2.2 million	$229	$229	$76
Fiber Finish Dryer	$1.6 million	181	181	60
		$410	$410	$137

In addition to the above, ProGold has entered into a Capital Expenditure Agreements with Cargill, Incorporated for a distributive control system project as well as a pre-dryer project. Both agreements require ProGold to reimburse Cargill, Incorporated for project costs incurred upon project completion and provide that ProGold will receive monthly incremental lease payments equal to an amount necessary for the reimbursement amount together with interest to be fully amortized over a specified period of time. ProGold has agreed to reimburse Cargill, Incorporated up to $8.3 million for the distributive control system project, with incremental lease payments to take place over a period of 15 years, and to reimburse Cargill, Incorporated up to $2.2 million for the pre-dryer project, with incremental lease payments to take place over a period of 10 years. As of August 31, 2021, $3.3 million in capital expenditures relating to these projects is accrued in construction in progress, with the distributive control system project phase 1 to be completed in fiscal 2022 and phase 2 in fiscal 2023, and the pre-dryer project to be completed in fiscal 2022.

(4) RELATED PARTY TRANSACTIONS:

ProGold has an administrative services agreement with American Crystal Sugar Company. Amounts incurred under the terms of the American Crystal Sugar Company agreement totaled approximately $32,000 and $17,000 in the years ended August 31, 2021 and 2020, respectively.

(5) OPERATING LEASES:

ProGold is a party to an operating lease for rail cars, which expires in December 2022. Cargill, Incorporated has assumed responsibility for the payments on the rail car lease for the duration of this lease.

(6) DISTRIBUTIONS TO MEMBERS:

In 2008, ProGold began to make cash distributions to its members. The ProGold Board of Governors has authorized the monthly distribution of cash to the members through December 31, 2021, to the extent that the available cash balance exceeds $200,000.

Available cash in the amount of $2.1 million as of August 31, 2021 and $2.0 million as of August 31, 2020 was in excess of $200,000. This excess cash was held for the purpose of funding upcoming capital expenditures as agreed upon with Cargill, Incorporated and described in Note 3.

(7) ENVIRONMENTAL MATTERS:

ProGold is subject to extensive federal and state environmental laws and regulations with respect to water and air quality, solid waste disposal and odor and noise control. The operating lease with Cargill, Incorporated provides that ProGold may be responsible for claims arising for occurrences prior to the execution of the original operating lease, December 1, 1997. ProGold believes that it was in substantial compliance with applicable environmental laws and regulations prior to that time. The operating lease also provides that Cargill, Incorporated operate the corn wet milling facility in compliance with all applicable federal and state environmental laws and regulations during the term of the lease.

(8) INCOME TAXES:

ProGold conducts an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities. ProGold has determined that it has no unrecognized tax benefits. No interest or penalties are recognized in the statements of operations. ProGold is no longer subject to U.S. Federal or state income tax examinations by tax authorities for fiscal years 2017 and earlier.

(9) SUBSEQUENT EVENTS:

ProGold has evaluated events through the date that the financial statements were available to be issued, September 29, 2021, for potential recognition or disclosure in the August 31, 2021 financial statements.

These notes are an integral part of the accompanying financial statements.